Itaú Unibanco's profit totals R$8.7 billion in the second quarter of 2023

This result is 13.9% higher than in the same period of 2022 and reflects the increase in financial margin with clients and revenue from insurance operations

São Paulo, August 7, 2023 | In the second quarter of 2023, Itaú Unibanco's recurring managerial result totaled R$8.7 billion, up 13.9% year-on-year with an annualized recurring managerial return on average equity of 20.9%. Among the factors that most influenced the results are the growth of the financial margin with clients, driven by the positive effect of the growth of the portfolio associated with the gradual change in the mix of credit products with better spread, and of the revenue from insurance operations.

In R$ million (except where otherwise indicated)	2Q23	2Q22	%	1Q23	%
Recurring Managerial Result	8,742	7,679	13.9%	8,435	3.6%
Annualized Recurring Managerial Return on Average Equity	20.9%	20.8%	10 bps	20.7%	20 bps
Total Adjusted Loan Portfolio[1]	1,151.6	1,084.1	6.2%	1,153.0	-0.1%
90-day NPL ratio – Total	3.0%	2.7%	30 bps	2.9%	10 bps

"Our second quarter results reflect progress in the bank's transformation agenda and consistency in our ability to deliver solid and sustainable results over time. We started the second half of the year optimistic about the prospects for the future, resulting from the consolidation of the monetary and fiscal agenda, which should promote a more robust recovery of economic activity in the country. We are ready to support our clients in carrying out their projects and achieving their goals, taking full advantage of the future we see ahead."

Milton Maluhy Filho
Itaú Unibanco's CEO

Cost of credit totaled R$9.4 billion in the second quarter of 2023, up 25.3% when compared to the same quarter of the previous year. This increase was mainly due to increased provision for loan losses in the Wholesale Business segment in Brazil arising from the normalization of the provisioning flow of this segment.

The total credit portfolio[1] grew 6.2% in relation to the second quarter of 2022, reaching R$1,151.6 billion in June 2023. In the individuals portfolio, we draw attention to the increases of 21.1% in personal loans, 17.0% in mortgage, a market in which we have been very active and launching new functionalities to better serve the client, despite the backdrop of the higher benchmark interest rate, and 6.2% in payroll loans, in relation to the same period of 2022.

Banking service fees and revenue from insurance operations grew 1.4% in the second quarter of 2023 from the same period of 2022, mainly driven by three factors: (i) increase in card revenue, from both issuance and acquiring services; (ii) increase in *consórcio*

[1] Includes financial guarantees provided and private securities.

administration fees; and (iii) increase in earned premiums, which contributed to the growth of 17.5% of the result from insurance operations in the same period.

Non-interest expenses reached R$14.3 billion in the second quarter of 2023, up 7.2% year-on-year, whereas accumulated inflation was 3.2% (IPCA - Broad Consumer Price Index). The increase in personnel expenses resulted from the effects of the negotiation of the collective wage agreement and from the increase in profit sharing expenses. Administrative expenses were also higher. However, the 12-month efficiency ratio was 40.5%, a drop of 1.9 percentage points from the same period of the previous year, achieving the lower level of the historical series.

> *"The sequential and gradual increase in our profitability, the stabilization of nonperforming loans ratios and the continuous decrease in our efficiency ratio were the highlights of our second quarter, consolidating the delivery of fairly sound and consistent results for Itaú Unibanco in the first half of the year."*
>
> **Alexsandro Broedel**
> Itaú Unibanco's CFO

In this respect, the highlights are the lower client service costs, in addition to the ongoing improvement of customer satisfaction indicators. In three years the volume of interactions with clients grew 80%, whereas the satisfaction index (NPS) increased 9 points and the unit cost of client services decreased by 52%.

Further information on Itaú Unibanco earnings is available on Itaú Unibanco's Investor Relations website: www.itau.com.br/investor-relations.

Corporate Communication – Itaú Unibanco
imprensa@itau-unibanco.com.br